Exhibit 18
PREFERABILITY LETTER OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
May 1, 2014

Board of Directors
Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, NJ 08536

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014. Note 1 therein describes a change in accounting principle from recording the medical device excise tax in inventory, at the time of the first sale, and then recognizing the tax in cost of sales when the medical device is sold to the ultimate customer to recording the medical device excise tax in the period the first sale occurs in selling, general and administrative expenses. It should be understood that the preferability of one acceptable method of accounting over another for the medical device excise tax has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2013. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, NJ